Exhibit 99.1

120 Collins Street
Melbourne 3000
Australia
T +61 (0) 3 9283 3333
F +61 (0) 3 9283 3707
Press release
Rio Tinto to invest US$170m for the next stage of the Simandou iron ore project in Guinea
3 August 2010
Rio Tinto has advanced to the next stage of developing its world-class Simandou iron ore project in Guinea, approving US$170 million of further funding for mine, rail and port infrastructure work.
The $170 million investment — which comes on top of the US$650 million already spent on exploration, community development and evaluation studies — will take effect immediately, optimising the design of the mine, mine infrastructure, rail system and port facilities, as well as enabling further work on drilling operations.
Rio Tinto welcomes a recent acknowledgement from the Prime Minister of Guinea that, in order to make the project economic, it may consider an export route through Liberia. However, the current plan anticipates the construction of a mine at Simandou with an annual capacity of 95 million tonnes, a 650-kilometre dedicated industrial railroad passing through 21 km of tunnels traversing Guinea to the coast, a rail car-dumping facility and a four-berth wharf located 11 kilometres offshore from Matakang.
The $170 million investment will include initial work on upgrading the national road, including access from Forecariah to the port site, building the construction wharf at the port and building project facilities in Forecariah, including offices and a logistics base.
Announcing the decision, Rio Tinto Chief executive iron ore Sam Walsh said recent additional studies and analysis following the global financial crisis had produced a better mine to port option, enabling delivery to market of at least 95 million tonnes a year of a high-grade sinter fines product.
“Simandou will be the largest integrated iron ore mine and infrastructure project ever developed in Africa. Rio Tinto’s experience and expertise developing large-scale iron ore projects will enable us to bring this complex project on-stream,” he said.
“This follows the signing of a binding agreement with the Chinese company Chalco last week, under which a joint venture to develop and operate the Simandou iron ore project will be established. We expect to start mining operations within five years. Additionally, while we now identify a 95 million-tonne operation as the optimal capacity for the initial development, we believe there is considerable scope to expand the project in subsequent years.”
Steven Din, President and Managing director of the Simandou project, said. “This latest investment underlines our intention to expedite development of the project and to realise the benefits for the people of Guinea. It will employ thousands of Guineans during the construction phase and when the mine is operating. It is our goal to bring about a lasting positive impact for the Guinean economy.”
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Registered in Australia Rio Tinto Limited 120 Collins Street Melbourne 3000 Australia ABN 96 004 458 404

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Rio Tinto and Chalco are determined to progress the project rapidly and are working with all stakeholders to expedite the process. This will be done in consultation with the Guinean Government.
Notes to editors
Following the formation of the JV between Rio Tinto and Chalco, Rio Tinto’s Simfer subsidiary will continue to be responsible for the development of the Simandou project. In addition to the sole funding provided by Chalco, the project will require significant additional development expenditure before it becomes fully operational.
The Guinean Government holds an option to buy up to 20 per cent of the project. The Government has recently expressed a willingness to exercise that option. Any interest acquired by the Guinean Government would proportionally reduce the effective holding in the project of Rio Tinto, Chalco and the World Bank’s IFC.
Simandou is a world-class iron ore mining project located in south-eastern Guinea. The project has completed initial feasibility studies and development work is progressing. Rio Tinto is partnered with the IFC, which holds a five per cent stake in the Simandou project. Chalco also contributes dedicated capability in the delivery of major projects and access to the infrastructure expertise and experience of other organisations in China.
Since the Mining Concession was granted in 2006, Rio Tinto has spent more than US$650 million on exploration, environmental, community development and evaluation work necessary to develop a world-class mine at Simandou. In addition to the substantial exploration effort, this has involved building up internal capacity and supporting infrastructure, particularly in the Beyla to Canga East area near the proposed mine site. The Simandou project employs more than 1,100 people in Guinea, including direct and indirect employees. The current mine, rail and port plan anticipates creating tens of thousands of jobs during the construction phase and more than 4,000 full-time jobs during the operational phase. The mine would be managed by Rio Tinto. Once fully operational, the mine is currently expected to produce about 95 million tonnes of high-grade iron ore annually, and satisfying demand in the China market will be a high priority.
About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
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